Exhibit 99.1

Naked Brand Group Completes Acquisition of
Cenntro Automotive Group

With over US$250 million in cash, the Company is strategically positioned and well capitalized to accelerate sales and scale production

Cenntro reaffirms its 2022 delivery guidance to deliver a minimum of at least 20,000 vehicles

The combined company will be led by Peter Wang, Cenntro’s Chairman and Chief Executive Officer, and the rest of Cenntro’s current executive team

SYDNEY, AUSTRALIA and FREEHOLD, NJ -- December 31, 2021 -- Naked Brand Group Limited (NASDAQ:NAKD) (“Naked” or the “Company”) and privately-held Cenntro Automotive Group Limited (“CAG”), have announced that they have completed the previously announced acquisition of the outstanding capital stock of three entities comprising Cenntro Automotive Group (“Cenntro”), which acquisition was approved by Naked shareholders at an Extraordinary General Meeting on December 21, 2021 and Nasdaq’s Listing Qualifications Department on December 30, 2021. In connection with the completion of the acquisition, the Company changed its name to “Cenntro Electric Group Limited.”

CAG’s management team, including Chairman and Chief Executive Officer Peter Wang, will lead the combined company. Naked’s former Chairman and Chief Executive Officer Justin Davis-Rice and Non-Executive Director Simon Tripp will remain on the board of the combined company. In connection with the closing, the Company has divested its FOH Online business.

As of the close of the transaction, the combined company has in excess of US$250 million in cash to fund organic growth, through capacity expansion and to provide the working capital to support a substantial backlog, and less than US$10 million in liabilities.

“We believe that today’s milestone combined with our unique commercial EV technology will help us accelerate the delivery of our commercial electric vehicles and take a significant share of the approximately $2.1 billion EV sales forecast by 2023,” said Peter Wang, Chairman and Chief Executive Officer of the Company. “Since 2013, Cenntro has produced and delivered over 3,600 commercial electric vehicles. We expect significant growth over the next five years. Today’s transaction provides us with the working capital necessary to support our substantial backlog and to finance our plans to scale production in 2022 through new facilities in Jacksonville, Florida and Dusseldorf, Germany. We expect our recently announced U.S. based 100,000 square-foot full-capacity assembly facility in Jacksonville, Florida to provide a strong foundation for our long-term growth.

“Not only do we design and produce unique commercial EV technology, but Cenntro has proven that it has been able to produce and deliver a growing number of commercial electric vehicles that are being used by leading consumer companies. In December 2021, we produced over 600 of our newly launched Logistar™ 200 model, or LS200, a light urban delivery vehicle purpose-built to navigate European streets, our highest volume in a single month to date.

“With our IP and the ability to design and produce innovative electric vehicles that address the needs of growing market demand, we are well positioned to scale our decentralized production model, which we expect will allow us to grow production at a lower average cost than other EV companies. The board of CAG would like to thank the team at Naked and its group of investors for the successful completion of the transaction.”

Justin Davis-Rice added, “We congratulate the team at Cenntro on today’s accomplishment and look forward to the Company’s continued evolution as one of the most successful commercial EV players in the market. We are confident the Company will provide shareholders with a unique investment opportunity that supports global vehicle electrification and sustainability that we believe will deliver long-term value. I look forward to collaborating with the Company as it strategically positions itself to achieve its growth objectives.”

Transaction Overview

The shareholders of Naked immediately after the conclusion of the Transaction own approximately 31.85% of the combined company, and CAG and its equity stakeholders own approximately 68.15%, on a fully diluted basis.

About Naked Brand Group Limited

Naked Brand Group Limited (NASDAQ: NAKD), prior to the consummation of the transaction, was a leading e-commerce business in intimate apparel and was the exclusive seller and marketer of renowned intimate apparel brand Fredericks of Hollywood via its online store www.fredericks.com. For more information about the company, please visit www.nakedbrands.com.

About Cenntro Automotive Group:

Cenntro, which has now been acquired by the Company, is a commercial EV technology company with advanced, market-validated electric commercial vehicles. Cenntro plans to lead transformation in the auto industry through scalable, decentralized production and fully digitalized autonomous driving solutions used in connection with the Cenntro iChassis. Cenntro has sold and delivered 3,600 commercial EV in more than 16 countries as of November 2021. For more information about the company, please visit www.cenntroauto.com.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as “may,’’ “believe,’’ “anticipate,’’ “could,’’ “should,’’ “intend,’’ “plan,’’ “will,’’ “aim(s),’’ “can,’’ “would,’’ “expect(s),’’ “estimate(s),’’ “project(s),’’ “forecast(s)’’, “positioned,’’ “approximately,’’ “potential,’’ “goal,’’ “pro forma,’’ “strategy,’’ “outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the deployment of capital and future acquisitions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: our ability to realize the expected benefits of the transaction; and other risks and uncertainties set forth under “Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021 and in our other filings with the Securities and Exchange Commission, including the risks and uncertainties relating to Cenntro set forth in the Report of Foreign Private Issuer on Form 6-K filed with the Securities Exchange Commission on November 8, 2021. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235